EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES THE SALE OF ITS OWNERSHIP INTEREST IN THE COLD LAKE PIPELINE
CALGARY, ALBERTA – DECEMBER 12, 2016 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) is pleased to announce that it has reached an agreement to monetize the Company’s non-core ownership interest in the Cold Lake Pipeline, to Inter Pipeline Ltd (“Inter Pipeline”). The transaction consists of the monetization of the Company’s entire 15% ownership interest of Cold Lake Pipeline Ltd. and its 14.7% ownership interest in the Cold Lake Limited Partnership. Upon closing of the transaction the Company will receive gross proceeds of $350 million in cash and 6,417,740 common shares of Inter Pipeline at an ascribed value of $177.5 million for total value of approximately $527.5 million. The transaction is targeted to close in 2016.
Canadian Natural expects to record an after-tax gain on disposition of approximately $200 million, based upon preliminary value allocations.
As previously announced, Canadian Natural has reinitiated Phase 1 of the Kirby North Project (“Kirby North”). To transport Kirby North volumes, Canadian Natural has, concurrently with this disposition, secured firm pipeline transportation capacity with Inter Pipeline for the Kirby North production and diluent volumes, with first production targeted for the first quarter of 2020. This will effectively integrate with the existing transportation arrangements for Canadian Natural’s producing Kirby South volumes.
The Cold Lake Pipeline equity ownership was a non-core asset for Canadian Natural and monetization of the asset brings forward significant value for the Company’s shareholders, not previously recognized, and does not alter the Company’s rights, pricing and access to the Cold Lake Pipeline itself. After completion of the sale, Canadian Natural will retain access to the Cold Lake Pipeline system for portions of the Company’s crude oil volumes.
Canadian Natural retained BMO Capital Markets to act as financial advisor for the transaction.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance MARK A. STAINTHORPE Director, Treasury and Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com